Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

September 22, 2021

Re:	Grayscale Litecoin Trust

Registration Statement on Form 10

Filed July 12, 2021

File No. 000-56310

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Justin Dobbie

Sonia Bednarowski

Amit Pande

Ben Phippen

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Litecoin Trust (LTC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated September 8, 2021 on the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Sponsor filed Amendment No. 1 to the Registration Statement on September 3, 2021.

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

General

1.

Please disclose the process you conducted to determine whether LTC is a security for purposes of the federal securities laws, including the determination you made under that process. In addition, please revise to disclose that any determination you made is not a legal standard and does not preclude legal or regulatory action based on the presence of a security.

The Sponsor has revised the disclosure on pages 36-37 to describe the process conducted to determine that LTC is not a security for purposes of the federal securities laws, and disclosed that such determination is not a legal standard and does not preclude legal or regulatory action based on the presence of a security.

2.

Please provide us with an opinion of counsel that LTC is not a security under Section 2(a)(1) of the Securities Act. In addition, please include a detailed legal analysis explaining whether Grayscale Litecoin Trust is an “investment company” as defined in Section 3 of the Investment Company Act of 1940.

U.S. Securities and Exchange Commission

The Sponsor has supplementally provided the Staff with a memorandum of counsel analyzing LTC under the federal securities laws and concluding, subject to the qualifications and assumptions set forth therein, that the Sponsor has reasonable grounds to conclude that LTC does not satisfy all elements of the Howey analysis (as described therein) and is therefore not a security under the federal securities laws.

Because the Sponsor has concluded that LTC is not a security under the federal securities laws,1 and because the activities of the Trust are limited to investing substantially all of its assets in LTC and certain associated activities, the Trust does not meet any of the definitions of investment company under Section 3 of the Investment Company Act. This conclusion is consistent with the position the SEC staff has taken with respect to other companies that invest substantially all of their assets in digital assets that are not securities.2

3.

We note your disclosure that Continental Stock Transfer & Trust Company is the administrator of the Trust. Please disclose the material terms related to the administrator’s agreement and file the agreement as an exhibit to your registration statement.

The Sponsor has revised the disclosure on the cover page in response to the Staff’s comment to clarify that Continental Stock Transfer & Trust Company acts solely as the Transfer Agent of the Trust. The Sponsor is currently responsible for the day-to-day administration of the Trust under the provisions of the Trust Agreement.

Overview

The Trust and the Shares, page 4

4.

We note your disclosure on page 17 that LTC is the result of a hard fork of Bitcoin. Please revise to summarize the material differences between Bitcoin and LTC, including the reasons for the fork, differences in functionality and the aggregate value, trading volume and circulating supply of each.

The Sponsor has revised the disclosure on page 4 in response to the Staff’s comment.

5.

Please revise to include a summary of the historical discrepancy, including quantitative disclosure, between the 4:00pm New York time spot price of the Digital Asset Exchanges included in the Index and the Index Price. In this regard, we note your disclosure on page 22.

The Sponsor has revised the disclosure on page 6 in response to the Staff’s comment.

Valuation of LTC and Digital Asset Holdings, page 6

6.	We note your disclosure on page 6 that, on March 31, 2021, the Digital Asset Holdings per Share was $17.92. Please also disclose the price per Share on the OTCQX on March 31, 2021.

The Sponsor has revised the disclosure on page 7 in response to the Staff’s comment.

[1]

The “elements of Howey are also applicable to the [Investment Company Act],” SEC v. Banner Fund Int’l, 211 F.3d 602, 614 n.* (D.C. Cir. 2000). Thus, a digital asset that is not a security under the Howey test for purposes of the Securities Act or the Exchange Act is also not a security for purposes of the Investment Company Act.

[2]

See Re: Cipher Technologies Bitcoin Fund Registration Statement on Form N-2 (filed May 13, 2019) Pre-Effective Amendment No. 1 (filed Sept. 11, 2019), File No. 811-23443 (Oct. 1, 2019), https://www.sec.gov/Archives/edgar/data/1776589/999999999719007180/filename1.pdf (staff explaining that because Cipher intends to invest substantially all of its assets in BTC, and because BTC is not a security, Cipher does not meet the definition of an “investment company” under the Investment Company Act).

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U.S. Securities and Exchange Commission

Trust Expenses, page 7

7.

We note your disclosure on page 7 that the Sponsor may, from time to time, waive all or a portion of its fee in its sole discretion. Please describe the circumstances under which the Sponsor would consider waiving the management fee.

The Sponsor has revised the disclosure on page 8 in response to the Staff’s comment.

Risk Factors

Risk Factors Related to Digital Assets, page 12

8.	Please revise to disclose the material risks associated with the significant amount of electricity consumed in connection with digital asset mining.

The Sponsor has revised the disclosure on pages 14 and 17 in response to the Staff’s comment. The Sponsor previously revised the disclosure on pages 36 and 56 in Amendment No. 1 to the Registration Statement on September 3, 2021 to include this concept.

A temporary or permanent “fork” could adversely affect, page 17

9.	Please revise to discuss the potential impact on the price of LTC at the time of the announcement or adoption of a hard fork, including a specific example if possible.

The Sponsor has revised the disclosure on page 19 in response to the Staff’s comment.

Risk Factors Related to the Trust and the Shares

The Trust Agreement includes provisions that limit shareholders’ voting rights, page 31

10.

We note your disclosure on page 31 that the derivative actions provision in the Trust Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in Exhibit 4.1 is silent as to whether the provision applies to claims under the Securities Act or Exchange Act. Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Sponsor has amended the Trust Agreement to state that this provision does not apply to federal securities law claims, and has filed the amendment as Exhibit 4.3 to Amendment No. 2.

Overview of Litecoin

LTC Value, page 47

11.	Please disclose the reasons why the Index Provider removed Bittrex and Poloniex and added LMAX Digital to the Digital Asset Exchanges included in the Index

The Sponsor has revised the disclosure on page 51 in response to the Staff’s comment.

The Index and the Index Price, page 49

12.

Please clarify your disclosure regarding how the Index Provider selects the Constituent Digital Asset Exchanges. For example, disclose how the Index Provider determines whether a Digital Asset Exchange is a U.S. Compliant Exchange. Also clarify whether the “[d]iscretion” of the Index Provider means the discretion to include and/or exclude possible exchanges, and whether and why that discretion has been exercised to date.

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U.S. Securities and Exchange Commission

The Sponsor has revised the disclosure on page 52 in response to the Staff’s comment.

13.

Please disclose whether the Sponsor will notify investors of changes to the selected Digital Asset Exchanges used to calculate the Index Price, and, if so, how the Sponsor will notify the investor of such changes. In this regard, we note your disclosure on page 50 regarding the communication of changes to the methodology of calculating the Index Price.

The Sponsor previously revised the disclosure on page 51 in Amendment No. 1 to the Registration Statement on September 3, 2021.

14.

We note your disclosure on page 49 that the Index does not currently utilize data from over-the-counter markets or derivatives platforms but that it may decide to do so in the future. Please disclose the factors that the Index Provider will considers in determining whether to utilize data from the over-the-counter markets or derivative platforms.

The Sponsor has revised the disclosure on page 52 in response to the Staff’s comment.

15.	Please define the term “major Digital Asset Exchanges,” and clarify what you mean by a “third party’s public data feed that is ‘reasonably reliable’” in the second and third rules on page 51.

The Sponsor has revised the disclosure on pages 55-56 in response to the Staff’s comment.

Weighting and Adjustments, page 50

16.

We note your disclosure on page 51 that the Sponsor uses a cascading set of rules to calculate the Index Price if a specific rule fails and that, if the Sponsor makes a good faith determination that each sequential rule does not reflect an accurate LTC price, it will employ the next rule to determine the Index Price. Please revise to disclose the criteria the Sponsor considers to make its determination that the rule reflects an accurate LTC price. To the extent that such determination will not be based on predefined criteria, state so here, and add a risk factor addressing the attendant risks to investors. Also, please disclose the ways in which the Sponsor may use its best judgment to determine a good faith estimate of the Index Price in the fifth rule on page 52.

The Sponsor has revised the disclosure on pages 33, 44 and 55-56 in response to the Staff’s comment.

17.

Please provide a representative example that demonstrates the weighting of the applicable exchanges and illustrates how the Index Price is calculated. Please also confirm that you have provided a materially complete description of the Index Price methodology.

The Sponsor previously revised the disclosure on page 52 in Amendment No. 1 to the Registration Statement on September 3, 2021.

The Sponsor, page 76

18.	Please disclose the extent to which the Sponsor has discretion to select a different index.

The Sponsor has revised the disclosure on page 78 in response to the Staff’s comment.

Index License Agreement, page 77

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U.S. Securities and Exchange Commission

19.	Please disclose the term of the Index License Agreement and describe its termination provision.

The Sponsor has revised the disclosure on page 79 in response to the Staff’s comment.

Description of Creation of Shares, page 91

20.

Please clarify where, whether on your website or otherwise, investors who subscribe to purchase Shares from the Authorized Participant are able to identify the amount of LTC or cash required per Share at the time they make their investment.

The Sponsor has revised the disclosure on page 93 in response to the Staff’s comment.

Description of the Trust Documents

The Sponsor, page 100

21.	Please disclose here, if true, that the Sponsor and the Trust do not directly insure the Trust’s assets.

The Sponsor has revised the disclosure on page 102 in response to the Staff’s comment.

*    *     *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein

Chief Executive Officer

Grayscale Investments, LLC

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